For Immediate Release

Exhibit 99.1

TFI International Acquires D&D Sexton

Transaction strategically expands TFI’s refrigerated transportation services

Montreal, Quebec, November 29, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the acquisition of D&D Sexton (“D&D”).  Based in Carthage, Missouri, D&D has been a family-owned business for more than 40 years, specializing in refrigerated transportation and serving a long-standing customer base with both long-haul over-the-road services as well as local and shuttle operations.

D&D has more than 150 company drivers and owner operators, and close to 40 non-driving employees.  Operating more than 120 tractors and nearly 400 refrigerated and dry van trailers, D&D generates annualized revenues in excess of $25 million. The acquired business will operate within TFI International’s CFI group of companies.  Terms of the transaction were not disclosed.

“D&D is an excellent strategic fit with the organization, culture, and business model of our CFI operating company, adding strategic capacity and valuable, longstanding customer relationships to its temperature-controlled business”, stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International.  “In addition to an overlapping refrigerated freight network, D&D brings significant experience in local and shuttle operations.  We see multiple near-term opportunities around costs, routes and pricing to enhance profitability, as well as longer-term opportunities to optimize equipment and the capacity network design, taking D&D to the next level of excellence.  We extend our warmest welcome to the entire D&D team and look forward to their many upcoming contributions to TFI International’s continued growth.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as "expects", "estimates", "projects", "believes", "anticipates", "plans", "intends", “will”, “look forward to” and similar terms and phrases. In this press release, the statements regarding the acquisition and expected financial results and future operations of the acquired business are forward-looking statements. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Such risks and uncertainties include without limitation: the closing of the acquisition may not occur due to failure of closing conditions, including required governmental and/or third party consents, the closing may occur but expected results of operations may not be achieved due to a variety of factors including those disclosed in our filings with Canadian regulatory authorities and the Commission. TFI disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com